June 7, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Xiaotai International Investment Inc.
Withdrawal of Registration Statement on Form F-1
File No. 333-228377

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), Xiaotai International Investment Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s registration statement on Form F-1 (File No.333-228377) as filed on November 14, 2018 and all exhibits thereto (the “Registration Statement”).

The Registrant is hereby requesting such withdrawal due to alternative listing plan of the Registrant and its decision not to proceed with the initial public offering contemplated by the Registration Statement.

The Registrant hereby confirms that the Registration Statement has not been declared effective and no securities have been sold in connection with the offering contemplated by the Registration Statement.

Accordingly, the Registrant hereby respectfully requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen calendar days after such date, the Registrant receives notice from the Commission that this application will not be granted.

The Registrant respectfully requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for future use.

If you have any questions or comments regarding this request for withdrawal, please contact the undersigned at 86-571-26890017 or Fang Liu of the Registrant’s outside legal counsel, Mei & Mark LLP, at 703-919-7285.

Best regards,

/s/ Fan Guo
Fan Guo
Chief Executive Officer